Blue Mountain Energy Investors, Inc.

Draft Financial Statements – YTD 2025

For the period from January 22, 2025 (Inception) to April 6, 2025

Income Statement (YTD 2025)

Revenue: $0.00

Expenses:

- California Secretary of State Filing Fees: $105.00

Net Loss: ($105.00)

Balance Sheet (as of April 6, 2025)

Assets:

- Cash: $0.00

Liabilities:

- Accounts Payable or Accrued Filing Costs: $105.00

Equity:

- Retained Earnings: ($105.00)

Total Liabilities and Equity: $0.00



KATIE GAO
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management of Blue Mountain Energy Investors, Inc.
P.O. Box 30032
Walnut Creek, CA 94598

We have reviewed the accompanying consolidated financial statements of Blue Mountain Energy Investors, Inc. (the "Company"), which comprise the consolidated balance sheet as of April 6, 2025, and the related consolidated statements of income, statement of equity, and statement of cash flows for the period from January 22, 2025 (Inception) to April 6, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION:

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

KATIE GAO
Sincerely,

#065.055745